UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                     For the date of 06 March, 2007

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB)                             Part 1


                         HIGHLIGHTS - AIB GROUP ANNUAL RESULTS 2006


Basic earnings per share                                      EUR 246.8c
less profit on disposal/development of property(1)            EUR (42.8c)
less profit on disposal of businesses(2)                      EUR (21.7c)
adjust for hedge volatility under IFRS(3)                     EUR    0.5c
Adjusted basic earnings per share                             EUR 182.8c up 25%(4)


                   Divisional operating profit performance(5)
                             - AIB Bank ROI up 23%
                            - Capital Markets up 29%
                              - AIB Bank UK up 18%
                                - Poland up 52%

                              Income/cost gap +4%
                      Cost income ratio down 1.7% to 53.5%
            Bad debt provision charge 0.12%, down from 0.15% in 2005
                             Return on equity 29.0%
                           Tier 1 capital ratio 8.2%
                      Total dividend of EUR 71.8c, up 10%
                     M&T reported 10% US GAAP EPS growth(6)


AIB Group Chief Executive Eugene Sheehy said:

'2006 was a year when AIB enjoyed outstanding growth across all its divisions. I am pleased about the consistency of this performance - and that customer demand remains strong for our range of innovative and competitive products and services. AIB has the top-class people needed to deliver these products and services through its comprehensive suite of channels. That is why I'm confident that the prospects remain bright for sustaining AIB's level of high-quality growth into 2007 and beyond.'

(1) Includes profit on new Bankcentre development (construction contract income) and profit on the disposal of the existing Bankcentre (EUR 352 million before tax, EUR 289 million after tax), profit on disposal of Donnybrook House (EUR 29 million before tax, EUR 25 million after tax) and profit on sale of 11 branches in the Republic of Ireland (EUR 73 million before tax, EUR 58 million after tax).

(2) Profit on disposal of Ark Life discontinued operation (EUR 112 million after tax), profit from the sale of 50% stake of AIB/BNY Securities Services (Ireland) Limited to the Bank of New York Company (EUR 51 million after tax) and the transfer by Ark Life of the management of certain investment contracts to Aviva as part of the disposal of Ark Life (EUR 26 million after tax).

(3) The impact of interest rate hedge volatility (hedging ineffectiveness and derivative volatility) under IFRS was a decrease of EUR 4 million to profit before taxation for the year (EUR 4 million after tax).

(4) A 25% increase compared with EUR 145.9c for 2005. The EUR 145.9c in 2005 includes the earnings from Ark Life which is a discontinued operation since 30 January 2006 and excludes profit on the new Bankcentre development and interest rate hedge volatility in 2005.

(5) Operating profit excludes profit from disposal of property/businesses and associated undertakings. The percentage increase excludes the impact of exchange rate movements on the translation of foreign locations' profit.

(6) AIB's share of M&T's profit on a local currency basis was down 4%. This decrease reflects the conversion of M&T's contribution from US GAAP to IFRS. The bank's application of IFRS to M&T's US GAAP numbers gave a lower result due to the movement of previously unallocated credit provisions to specific provisions in M&T's books (which now classifies as specific provisions under IFRS and reduces the M&T profit reported in AIB's books by EUR 15 million).




Allied Irish Banks, p.l.c.

Dividend

The Board is recommending a final dividend of EUR 46.5c per share payable on 10 May 2007 to shareholders on the Company's register of members at the close of business on 16 March 2007. The final dividend, together with the interim dividend of EUR 25.3c per share, amounts to a total dividend of EUR 71.8c per share, an increase of 10% on 2005.


For further information please contact:

John O'Donnell                     Alan Kelly                            Catherine Burke
Group Finance Director             General Manager, Group Finance        Head of Corporate Relations
Bankcentre                         Bankcentre                            Bankcentre
Dublin                             Dublin                                Dublin
353-1-660-0311                     353-1-660-0311                        353-1-660-0311
Ext. 14412                         Ext. 12162                            Ext. 13894


This results announcement and a detailed informative presentation can be viewed on our internet site at www.aibgroup.com/investorrelations



Forward-looking statements

A number of statements we make in this document will not be based on historical fact, but will be 'forward-looking' statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected in the 'forward-looking' statements. Factors that could cause actual results to differ materially from those in the ' forward-looking' statements include, but are not limited to, global, national, regional economic conditions, levels of market interest rates, credit and other risks of lending and investment activities, competitive and regulatory factors and technology change. Any 'forward-looking' statements made by or on behalf of the Group speak only as of the date they are made.


Financial highlights
for the year ended 31 December 2006

                                                                            31 December           31 December
                                                                                   2006                  2005
                                                                                  EUR m                 EUR m
Results
Total operating income                                                            4,326                 3,647
Operating profit                                                                  1,908                 1,493
Profit before taxation - continuing operations                                    2,615                 1,706
Profit attributable to equity holders of the parent                               2,185                 1,343

Per EUR 0.32 ordinary share
Earnings - basic (note 13(a))                                                    246.8c                151.0c
Earnings - diluted (note 13(b))                                                  244.6c                149.8c
Dividend                                                                          71.8c                 65.3c
Dividend payout                                                                     29%                   44%
Net assets                                                                         928c                  773c

Performance measures
Return on average total assets                                                    1.63%                 1.20%
Return on average ordinary shareholders' equity                                   29.0%                 20.6%

Balance sheet
Total assets                                                                    158,526               133,214
Ordinary shareholders' equity                                                     8,108                 6,672
Loans etc                                                                       120,015                92,361
Deposits etc                                                                    136,839               109,520

Capital ratios(1)
Tier 1 capital                                                                     8.2%                  7.2%
Total capital                                                                     11.1%                 10.7%



(1) The final dividend of EUR 407m has not been taken into account in the calculation of the Tier 1 and Total capital ratios. The Financial Regulator has issued a requirement that a Prudential Filter be applied to proposed final dividends with effect from July 2007. If applied at 31 December 2006, the Tier 1 and Total capital ratios would be 7.9% and 10.8% respectively.


                                                      Allied Irish Banks, p.l.c.
                                                            Group Headquarters &
                                                               Registered Office
                                                         Bankcentre, Ballsbridge
                                                               Dublin 4, Ireland
                                                          Telephone (01) 6600311
                                                         Registered number 24173


Consolidated income statement
for the year ended 31 December 2006

                                                                                      2006               2005
                                                                   Notes             EUR m               EURm
Interest and similar income                                            3             6,928              5,151
Interest expense and similar charges                                   4             3,929              2,621
Net interest income                                                                  2,999              2,530
Dividend income                                                        5                23                 17
Fee and commission income                                                            1,235              1,061
Fee and commission expense                                                           (161)              (145)
Net trading income                                                     6               173                112
Other operating income                                                 7                57                 72
Other income                                                                         1,327              1,117
Total operating income                                                               4,326              3,647
Administrative expenses                                                8             2,174              1,881
Amortisation/impairment of intangible assets and goodwill                               53                 47
Depreciation of property, plant and equipment                                           87                 83
Total operating expenses                                                             2,314              2,011
Operating profit before provisions                                                   2,012              1,636
Provisions for impairment of loans and receivables                    17               118                115
Provisions for liabilities and commitments                                            (15)                 20
Amounts written off financial investments available for sale                             1                  8
Operating profit                                                                     1,908              1,493
Associated undertakings                                                                167                149
Profit on disposal of property                                         9               365                 14
Construction contract income                                          10                96                 45
Profit on disposal of businesses                                      11                79                  5
Profit before taxation - continuing operations                                       2,615              1,706
Income tax expense - continuing operations                            12               433                319
Profit after taxation - continuing operations                                        2,182              1,387
Discontinued operation, net of taxation                           1 & 19               116                 46
Profit for the period                                                                2,298              1,433
Attributable to:
Equity holders of the parent                                                         2,185              1,343
Minority interests in subsidiaries                                                     113                 90
                                                                                     2,298              1,433
Basic earnings per share - continuing operations                   13(c)            233.5c             145.7c
Basic earnings per share - discontinued operations                                   13.3c               5.3c
Total                                                              13(a)            246.8c             151.0c
Diluted earnings per share - continuing operations                 13(d)            231.4c             144.6c
Diluted earnings per share - discontinued operations                                 13.2c               5.2c
Total                                                              13(b)            244.6c             149.8c



Consolidated balance sheet
as at 31 December 2006
                                                                              31 December        31 December
                                                                                     2006               2005
                                                                   Notes             EURm               EURm
Assets
Cash and balances at central banks                                                    989                742
Treasury bills and other eligible bills                                               196                201
Items in course of collection                                                         527                402
Trading portfolio financial assets                                    15            8,953             10,113
Derivative financial instruments                                                    2,890              2,439
Loans and receivables to banks                                                     12,900              7,129
Loans and receivables to customers                                    16          107,115             85,232
Financial investments available for sale                              18           19,665             16,864
Interests in associated undertakings                                                1,792              1,656
Intangible assets and goodwill                                                        550                517
Property, plant and equipment                                                         593                706
Other assets                                                                        1,117                778
Current taxation                                                                       17                 18
Deferred taxation                                                                     256                253
Prepayments and accrued income                                                        927                801
Disposal group and assets classified as held for sale                                  39              5,363
Total assets                                                                      158,526            133,214
Liabilities
Deposits by banks                                                                  33,433             29,329
Customer accounts                                                                  74,875             62,580
Trading portfolio financial liabilities                                               191                240
Derivative financial instruments                                                    2,531              1,967
Debt securities in issue                                                           28,531             17,611
Current taxation                                                                      112                133
Other liabilities                                                                   1,757              1,599
Accruals and deferred income                                                        1,410              1,092
Retirement benefit liabilities                                                        937              1,227
Provisions for liabilities and commitments                                             93                140
Deferred taxation                                                                       -                 32
Subordinated liabilities and other capital instruments                              4,744              3,756
Disposal group classified as held for sale                                              -              5,091
Total liabilities                                                                 148,614            124,797
Shareholders' equity
Share capital                                                                         294                294
Share premium account                                                               1,693              1,693
Other equity interests                                                                497                497
Reserves                                                                              543              1,152
Profit and loss account                                                             5,578              3,533
Shareholders' equity                                                                8,605              7,169
Minority interests in subsidiaries                                                  1,307              1,248
Total shareholders' equity including minority interests                             9,912              8,417
Total liabilities, shareholders' equity and minority interests                    158,526            133,214


Condensed statement of cash flows
for the year ended 31 December 2006

                                                                                  31 December       31 December
                                                                                         2006              2005
Consolidated statement of cash flows                                                    EUR m             EUR m
Net cash flows from operating activities                                                8,645             4,561
Investing activities
Net increase in financial investments available for sale                              (2,477)             (264)
Additions to property, plant and equipment                                              (144)             (100)
Disposal of property, plant and equipment                                                 489                89
Additions to intangible assets                                                           (87)              (36)
Investment in associated undertaking                                                        -               (3)
Disposal of investment in subsidiaries and businesses                                     268                11
Dividends received from associated undertakings                                            44                41
Cash flows from investing activities                                                  (1,907)             (262)
Financing activities
Re-issue of treasury shares                                                                48                47
Redemption of subordinated liabilities                                                      -             (630)
Issue of subordinated liabilities                                                           -             1,813
Issue of perpetual preferred securities                                                 1,008                 -
Interest paid on subordinated liabilities                                               (196)              (90)
Equity dividends paid on ordinary shares                                                (587)             (532)
Dividends on other equity interests                                                      (38)              (38)
Dividends paid to minority interests                                                     (82)              (62)
Cash flows from financing activities                                                      153               508
Net increase in cash and cash equivalents                                               6,891             4,807
Analysis of changes in cash
At 1 January                                                                            7,670             2,773
Net cash inflow before the effect of exchange translation                               6,891             4,807
adjustments
Effect of exchange translation adjustments                                              (206)                90
At 31 December                                                                         14,355             7,670


Consolidated statement of recognised income and expense
                                                                                         2006           2005
                                                                                         EURm           EUR m
Foreign exchange translation differences                                                (149)            301

Net change in cash flow hedges, net of tax                                              (283)           (76)

Net change in fair value of available for sale securities, net of                        (13)            (6)
tax

Net actuarial gains/(losses) in retirement benefit schemes, net of                        200          (285)
tax Net other losses relating to the period                                              (47)           (72)
Income and expense recognised                                                           (292)          (138)

Profit for the period                                                                   2,298          1,433
Total recognised income and expense for the period                                      2,006          1,295
Attributable to:
Equity holders of the parent                                                            1,859          1,191
Minority interests in subsidiaries                                                        147            104
Total recognised income and expense for the period                                      2,006          1,295



Condensed consolidated reconciliation of movements in shareholders' equity
                                                                                         2006           2005
                                                                                        EUR m          EUR m
Profit attributable to equity holders of the parent                                     2,185          1,343
Dividends on ordinary shares                                                            (587)          (532)
Dividends on other equity interests                                                      (38)           (38)
Share based payments                                                                       30             16
Actuarial gains/(losses) recognised in retirement benefit schemes                         200          (285)
Other recognised (losses)/gains relating to the period                                  (471)            198
Other recognised losses in associated undertakings                                       (47)           (65)
Ordinary shares reissued                                                                   87             66
Net movement in own shares                                                                 77            (6)
Net additions to shareholders' equity                                                   1,436            697
Opening shareholders' equity                                                            7,169          6,472
Closing shareholders' equity                                                            8,605          7,169
Shareholders' equity:
Ordinary shareholders' equity                                                           8,108          6,672
Other equity interests                                                                    497            497
                                                                                        8,605          7,169



Commentary on results

Earnings per share

The table below shows the basic earnings per share excluding profit on disposal/ development of property(1), profit on disposal of businesses(2) and adjusting for hedge volatility(3).




Earnings per share                                                         Year   Year 2005         % change
                                                                           2006                  2006 v 2005
Basic - continuing operations(4)                                         233.5c      145.7c               60
Basic - discontinued operations                                           13.3c        5.3c                -
Basic - total                                                            246.8c      151.0c               63
less profit on disposal/development of property(1)                      (42.8c)      (4.4c)                -
less profit on disposal of businesses(2)                                (21.7c)           -                -
adjust for hedge volatility under IFRS(3)                                  0.5c      (0.7c)                -
Adjusted basic earnings per share                                        182.8c      145.9c               25


Rates of exchange

The following table shows the average accounting rates and average effective rates for both periods. The average effective rates include the impact of currency hedging activities.

                                                               Average       Average         Average    Average
                                                            accounting    accounting effective rates  effective
                                                                 rates         rates                      rates
                                                                  2006          2005            2006       2005
US dollar                                                         1.26          1.25            1.21       1.29
Sterling                                                          0.68          0.69            0.69       0.69
Polish zloty                                                      3.90          4.03            3.85       4.02



(1) Includes profit on new Bankcentre development (construction contract income) and profit on the disposal of the existing Bankcentre (EUR 352 million before tax, EUR 289 million after tax), profit on disposal of Donnybrook House (EUR 29 million before tax, EUR 25 million after tax) and profit on sale of 11 branchesin the Republic of Ireland (EUR 73 million before tax, EUR 58 million after tax).

(2) Profit on disposal of Ark Life discontinued operation (EUR 112 million after tax), profit from the sale of 50% stake of AIB/BNY Securities Services (Ireland)
Limited to the Bank of New York Company (EUR 51 million after tax) and the transfer by Ark Life of the management of certain investment contracts to Aviva as part of the disposal of Ark Life (EUR 26 million after tax).

(3) The impact of interest rate hedge volatility (hedging ineffectiveness and derivative volatility) under IFRS was a decrease of EUR 4 million to profit before taxation for the year (EUR 4 million after tax).

(4) Continuing operations exclude Ark Life, which is reported as a discontinued operation following its disposal, which was announced in 2005 (transaction completed 30 January 2006).


Commentary on results

Basis of presentation

The following commentary is on a continuing operations basis. The growth percentages are shown on an underlying basis, adjusted for the impact of exchange rate movements on the translation of foreign locations' profit and excluding interest rate hedge volatility (hedging ineffectiveness and derivative volatility) under IFRS.

                 Very strong growth in operating income, up 18%

Total operating income

Total income increased by 18% to EUR 4,326 million.
                                                                            Year          Year        Underlying
                                                                            2006          2005          % change
Total operating income                                                     EUR m         EUR m       2006 v 2005
Net interest income                                                        2,999         2,530                18
Other income                                                               1,327         1,117                17
Total operating income                                                     4,326         3,647                18


Commentary on results

Net interest income

Net interest income increased by 18% to EUR 2,999 million in the year to December
2006. The key drivers of the increase were strong loan and deposit growth in Republic of Ireland, UK and Poland. Loans to customers increased by 26% and customer accounts increased by 19% on a constant currency basis since 31
December 2005 (details of loan and deposit growth by division are contained on page 14 of this release).

                                                                      Year             Year                    %
Average interest earning assets                                       2006             2005            change(1)
                                                                      EURm            EUR m          2006 v 2005

Average interest earning assets                                    132,542          106,380                   25

(1) This particular analysis is not adjusted for the impact of exchange rate movements.

                                                                      Year             Year                Basis
Net interest margin                                                   2006             2005                Point
                                                                         %                %               change
Group net interest margin                                             2.26             2.38                  -12


The domestic and foreign margins for 2006 are reported on page 38 of this release.

AIB Group manages its business divisionally on a product margin basis with funding and groupwide interest exposure centralised and managed by Global Treasury. While a domestic and foreign margin is calculated for the purpose of statutory accounts, the analysis of net interest margin trends is best explained by analysing business factors as follows:

The Group net interest margin amounted to 2.26%, a decrease of 12 basis points compared with 2005. The margin attrition between 2005 and 2006 was reduced by a lower level of growth in Treasury assets compared with the growth in retail and commercial assets. This mix impact reduced the margin attrition to 12 basis points from an underlying attrition of 16 basis points. The underlying margin reduction of 16 basis points was due to a combination of the following factors:

(a) loans increasing at a faster rate than deposits.

(b) lower yields on the re-investment of deposit and current account funds as they mature.

(c) a changing mix of products where stronger volume growth has been achieved in lower margin products; corporate loans, home loans and prime rate advances on the lending side and term deposits and other lower margin products on the deposit side.

(d) competitive pressures on loan and deposit pricing.

The margin reduction continues to be impacted by average loans increasing at a greater rate than average deposits compared with 2005.While this strong lending growth generated good incremental profit, the funding impact resulted in a reduction in the overall net interest margin calculation when net interest income is expressed as a percentage of average interest earning assets.

The impact of low yields on the investment of deposit and current account funds particularly affected AIB Bank Republic of Ireland and Poland divisions. As interest rates increase and more of the funds reinvest, over time the impact of this factor is expected to reduce.

While it is difficult to disaggregate trends in product margins between mix and competitive factors, competitive pricing behaviour did impact loan and deposit margins. The Group's new business lending continued to meet targeted return on capital hurdles.

Commentary on results

              Investment banking and asset management fees up 57%

                       Banking fees and commissions up 6%

Other income

Other income was up 17% to EUR 1,327 million since the year to December 2005.


                                                                           Year            Year       Underlying
                                                                           2006            2005         % change
Other income                                                              EUR m           EUR m      2006 v 2005
Dividend income                                                              23              17               35
Banking fees and commissions                                                921             863                6
Investment banking and asset management fees                                314             198               57
Fee and commission income                                                 1,235           1,061               16
Fee and commission expense                                                (161)           (145)               10
Trading income                                                              167             119               37
Currency hedging profits/(losses)                                            10            (13)                -
Interest rate hedge volatility                                              (4)               6                -
Net trading income                                                          173             112               37
Other operating income                                                       57              72              -23
Total other income                                                        1,327           1,117               17


Dividend income increased by 35% mainly reflecting growth in dividends from investments held by the Polish business.

Banking fees and commissions increased by 6%, reflecting increased business and transaction volumes in AIB Bank Republic of Ireland and Corporate Banking and good growth in credit card revenue in Ireland.

Investment banking and asset management fees increased by 57% driven by particularly strong performances in Asset Management in Poland and BZWBK's brokerage operation and very good growth in Goodbody stockbrokers. Total fee and commission income was up 16%, driven by the 57% increase in investment banking and asset management fees and the 6% increase in banking fees and commissions.

Trading income increased, with strong growth in foreign exchange and interest rate management activities. Trading income excludes interest payable and receivable arising from these activities, which is included in net interest income. Accordingly the above trading income does not give the full picture in terms of trading activities, largely in Global Treasury. Interest income in Global Treasury decreased and total income was broadly flat relative to 2005.

Other income as a percentage of total income remained the same as 2005 at 31%.

Commentary on results

           Investment to sustain the long term health of the business
       Higher productivity - cost income ratio decreases by 1.7% to 53.5%
                              Income/cost gap +4%


Total operating expenses

Operating expenses increased by 14% compared with 2005.


                                                                            Year          Year       Underlying
Operating expenses                                                          2006          2005         % change
                                                                           EUR m         EUR m      2006 v 2005
Personnel expenses                                                         1,502         1,298               15
General and administrative expenses                                          672           583               14
Depreciation(1)/amortisation(2)                                              140           130                6
Total operating expenses                                                   2,314         2,011               14


Operating expenses increased by 14%, in a period of substantially increased business volumes and strong growth on the revenue line. As a consequence of the continuing growth opportunities available to the business and in order to develop capabilities to exploit them, the Group is investing in various programmes to sustain the long-term health and development of the business. This has included investment in appropriate skills, in enhanced reward systems, the ongoing building of common operating systems in line with our single enterprise agenda and in developing a resilient risk, compliance and corporate governance framework (including Sarbanes Oxley and Basel II).

Excluding regulatory driven costs, performance related remuneration resulting from very strong revenue growth and investment in our risk, compliance and corporate governance framework, the increase in costs was 9%. Personnel expenses increased by 15% reflecting a higher level of variable performance related remuneration linked to the strong revenue outperformance and salary increases.

General and administrative expenses were up 14% mainly due to consultancy, systems and infrastructure costs to ensure compliance with the changing regulatory requirements and to sustain the long-term development of the business. Depreciation/amortisation increased by 6%, reflecting the commencement of depreciation on the aforementioned recent investment initiatives.

Productivity improved with the cost income ratio reducing by 1.7% to 53.5% from 55.2% in 2005.

(1) Depreciation of property, plant and equipment.
(2) Amortisation/impairment of intangible assets and goodwill.


Commentary on results

   Provision charge lower at 12 basis points reflecting strong asset quality
          Reduction in impaired loans as a percentage of loans to 0.9%
                High level of provision recoveries in the period

Provisions

Total provisions were EUR 104 million, down from EUR 143 million in 2005.

                                                                          Year          Year
                                                                          2006          2005
Provisions                                                               EUR m         EUR m
Provisions for impairment of loans and receivables                         118           115
Provisions for liabilities and commitments                                (15)            20
Amounts written off financial investments available for sale                 1             8
Total provisions                                                           104           143


The provision for impairment of loans and receivables was EUR 118 million compared with EUR 115 million in 2005, representing a charge of 0.12% of average loans compared with 0.15% in 2005. The lower charge reflects strong asset quality, good recoveries and a benign credit environment. Impaired loans as a percentage of total customer loans decreased from 1.0% at 31 December 2005 to 0.9% at 31
December 2006 with the total provision coverage for impaired loans at 76%.

In AIB Bank Republic of Ireland asset quality continued to be strong. Impaired loans as a percentage of total customer loans reduced to 0.6% at 31 December
2006 from 0.7% in 2005. The provision charge was 0.15% of average loans compared with 0.11% in 2005. The quality across all sectors of the retail and commercial portfolios remains very good.

In Capital Markets the provision charge was 0.02% compared with 0.22% in 2005 reflecting a strong level of provision recoveries, through realisation of exposures during the period as a result of the benign credit environment and strong liquidity in the corporate market. Impaired loans reduced to 0.6% from 0.7% of total customer loans at 31 December 2005.

In the UK division, the provision charge remained at 0.13% of average loans and impaired loans remained at 0.9% of total customer loans compared with 31
December 2005.

The provision charge in Poland decreased to 0.23% of loans from 0.40% in 2005.
Asset quality continued to improve with the ratio of impaired loans as a percentage of customer loans declining to 4.9% from 6.8% at 31 December 2005.

There was a net credit in provisions for liabilities and commitments of c 15 million in 2006 compared with a provision of EUR 20 million in 2005, while provisions for amounts written off financial investments were EUR 1 million compared to EUR 8 million in 2005.

Associated undertakings

The profit in 2006 was EUR 167 million compared to EUR 149 million in 2005 and mainly reflects AIB's 24.0% average share of the income after taxation of M&T
Bank Corporation and income after taxation from the joint venture in Life and Pensions with Hibernian. M&T's contribution of US$ 177 million was down 4% relative to the year to December 2005 contribution of US$ 185 million. This decrease reflects the conversion of M&T's contribution from US GAAP to IFRS. The bank's application of IFRS to M&T's US GAAP numbers gave a lower result due to the movement of previously unallocated credit provisions to specific provisions in M&T's books (which are now classified as specific provisions under IFRS and reduce the M&T profit reported in AIB's books by EUR 15 million).

The profit in 2006 also included EUR 8 million from the disposal of investments in associated undertakings.

Commentary on results

The following commentary is in respect of the total Group.

                         Loans up 26%; deposits up 19%
                          Effective tax rate at 16.6%

Balance sheet

Total assets amounted to EUR 159 billion at 31 December 2006 compared to EUR 133 billion at 31 December 2005. Adjusting for the impact of currency, total assets were up 20% and loans to customers were up 26% since 31 December 2005 while customer accounts increased by 19%. Risk weighted assets excluding currency factors increased by 22% to EUR 123 billion.

Risk weighted assets, loans to customers and customer accounts (excluding currency factors)

                                                       Risk weighted         Loans to         Customer
                                                              assets        customers      accounts(1)
% change December 2006 v December 2005                      % change         % change         % change
AIB Bank Republic of Ireland                                      36               32               20
Capital Markets                                                    8               17                9
AIB Bank UK                                                       19               19               22
Poland                                                            26               23               16
AIB Group                                                         22               26               19

(1) Excludes money market funds.



Assets under management/administration and custody

Assets under management in the Group amounted to EUR 17 billion at 31 December 2006 compared with EUR 16 billion at 31 December 2005. AIB sold its 50% stake in AIB/BNY Securities Services (Ireland) Limited to its joint venture partner, Bank of New York during 2006. Assets under administration and custody relating to the AIB/BNY joint venture at 31 December 2005 were EUR 220 billion.

Income tax expense

The taxation charge was EUR 433 million compared with EUR 319 million in the year to December 2005. The effective tax rate was 16.6% compared with 18.7% (or 17.0% excluding the bank levy) in the year to December 2005. The taxation charge excludes taxation on share of results of associated undertakings. Share of results of associated undertakings is reported net of taxation in the Group profit before taxation. The effective tax rate is influenced by the geographic mix of profits, which are taxed at the rates applicable in the jurisdictions where we operate.

Commentary on results

                             Return on equity 29.0%
               Business expected to continue to perform strongly
             Outlook - low double-digit EPS growth expected in 2007

Return on equity and return on assets

The return on equity was 29.0%, compared to 20.6% in 2005. The return on assets was 1.63%, compared to 1.20% in 2005.

Capital ratios

A strong capital position was reflected in a Tier 1 ratio at 8.2% and a total capital ratio of 11.1%.

Outlook

We operate in strong high growth economies and sectors which serve as firm foundations for our business. In 2007, income is again expected to grow at a faster rate than costs, driven by the strength of the customer business pipeline and focus on further productivity gains. Asset quality is expected to remain solid with the provision for bad debts anticipated to show only a moderate increase on the exceptionally low level in 2006. Based on these factors, we are targeting low double-digit growth in 2007 adjusted basic earnings per share compared to the adjusted basic earnings per share of EUR 182.8c in 2006.

Divisional commentary

On a divisional basis, profit is measured in euro and consequently includes the impact of currency movements. The underlying percentage change is reported in the divisional income statements adjusting for the impact of exchange rate movements on the translation of foreign locations' profit. The following commentary is on a continuing operations basis.

AIB Bank Republic of Ireland profit of EUR 966 million was up 24%

                 Very strong product volume and revenue growth
                             Income/cost gap at +4%
                      Cost income ratio decreases to 49.6%

AIB Bank Republic of Ireland Retail and commercial banking operations in Republic of Ireland, Channel Islands and Isle of Man; AIB Finance and Leasing; Card Services and Hibernian Life Holdings Limited, AIB's joint venture with Aviva Group p.l.c. in the life and pensions


                                                                              Year         Year       Underlying
                                                                              2006         2005         % change
AIB Bank Republic of Ireland income statement                             EUREUR m     EUREUR m      2006 v 2005
Net interest income                                                          1,581        1,314               20
Other income                                                                   434          376               15
Total operating income                                                       2,015        1,690               19
Personnel expenses                                                             675          568               19
General and administrative expenses                                            270          250                8
Depreciation / amortisation                                                     55           49               12
Total operating expenses                                                     1,000          867               15
Operating profit before provisions                                           1,015          823               23
Provisions for impairment of loans and receivables                              78           45               75
Provisions for liabilities and commitments                                     (4)           10                -
Amounts written back financial investments available for sale                  (1)            -                -
Total provisions                                                                73           55               33
Operating profit                                                               942          768               23
Associated undertakings                                                         18          (1)                -
Profit on disposal of property                                                   6           12              -47
Profit before taxation - continuing operations                                 966          779               24


AIB Bank Republic of Ireland generated growth in profit before tax of 24% from its continuing operations underpinned by a buoyant Irish economy and a refined and dynamic business model. Operating income was up 19% and operating expenses were up 15% with the operating income/cost gap at +4%.

The strong profit growth reflects increased customer demand for a competitively priced product range driven by a strong customer relationship management ethos in both front-line and back-office activities.

Loans and deposits increased by 32% and 20% respectively since 31 December 2005.
AIB benefited from a pricing strategy to retain maturing SSIAs and deposit growth exceeded that of the overall market. Similarly total loan growth was ahead of the market and was well spread across business, personal and mortgage sectors. Operating expenses were up 15%. Key drivers were growth in staff numbers reflecting the increased levels of business activity, annual salary inflation, the impact of a new career framework pay structure, performance related costs, a higher advertising spend and increased costs associated with a number of mandatory/regulatory driven project costs. The strong operating performance is reflected in a further improvement in the cost income ratio to 49.6% compared with 51.3% in 2005. Asset quality remains good and the provision charge for the year to 31 December 2006, was 0.15% of average loans, up 0.04% compared with the year to 31 December 2005.

Retail Banking reported a very strong out-turn for the year where business lending growth continued to be exceptionally strong and personal lending, home mortgages and private banking also experienced excellent growth. Profit growth in AIB Card Services also increased significantly benefiting from strong growth in revenue. AIB Finance & Leasing saw solid operating profit growth reflecting increased new business levels across all key sectors.

In early 2006, AIB completed its joint venture with Hibernian Life Holdings
Limited of which AIB owns 24.99%. This represents an important part of the AIB wealth management platform in the distribution of life and pension products. The share of operating profit of associated undertakings from Hibernian Life
Holdings Limited was EUR 11 million in 2006.

Divisional commentary

Capital Markets division profit of EUR 589 million was up 46%. Operating profit up
29%.

       Excellent performance and continued momentum in Corporate Banking

 Particularly strong growth in customer treasury business and solid performance in wholesale trading

        Exceptional profit growth across key investment banking products

Capital Markets Corporate Banking, Global Treasury, and Investment Banking.

                                                                              Year         Year       Underlying
                                                                              2006         2005         % change
Capital Markets income statement                                          EUREUR m     EUREUR m      2006 v 2005
Net interest income                                                            490          435               13
Other income                                                                   464          407               14
Total operating income                                                         954          842               13
Personnel expenses                                                             302          280                8
General and administrative expenses                                            123          103               19
Depreciation / amortisation                                                     13           17              -21
Total operating expenses                                                       438          400               10
Operating profit before provisions                                             516          442               17
Provisions for impairment of loans and receivables                               5           34              -86
Provisions for liabilities and commitments                                       1            4              -72
Amounts written off financial investments available for sale                     2            8              -78
Total provisions                                                                 8           46              -84
Operating profit                                                               508          396               29
Associated undertakings                                                          2            2              -26
Profit on disposal of businesses                                                79            5            1,615
Profit before taxation                                                         589          403               46


Profit before taxation of EUR 589 million, including profit on disposal of businesses, grew by 46% on 2005 or 29% on an operating profit basis driven by strong revenue growth, an exceptionally low level of bad debt provisions and good core cost management in each of the key business areas.

Corporate Banking performed exceptionally well, with profit before provisions up 26% and profit before taxation up 42%. Loans were up by 17%, driven by continued focus on customer relationships and new product development. Growth in established international businesses, new structured product initiatives and the opening of new overseas offices contributed to the underlying performance.

Overall Global Treasury profit before tax declined marginally (2%) on 2005, against a backdrop of significant challenges in money markets impacted by increased interest rates and inflationary pressures. This belied particularly strong growth in the customer treasury business in Ireland, Britain and Poland and a robust performance in bond management activities.

Investment Banking experienced exceptional growth with profit before tax up 62%, reflecting quality product development and strong customer relationships, particularly in Polish asset management and stockbroking services. In Ireland stockbroking reflected strong growth in equity trading, corporate advisory services and structured investments.

Costs continued to be managed closely with higher performance related costs partly offset by the impact of selective business rationalisation in 2005 and notwithstanding the impact of once-off technology, compliance and marketing costs, the division's cost income ratio decreased to 45.9% from 47.5% in 2005.

Strong recoveries of credit provisions arising from realisation of exposures, was a factor during the year and a conservative approach to credit management continued to prevail in a benign global credit environment.

Profit on disposal of businesses arose from the transfer by Ark Life of the management of certain investment contracts to Aviva, as part of the Ark Life disposal (EUR 26 million after tax), and from the sale of our 50% share of AIB/BNY Security Services (Ireland) Limited to the Bank of New York Company (EUR 51 million after tax).

The division's growth continues to be underpinned by its ability to identify and bring to market new quality product initiatives within profitable sectors and niches.

Divisional commentary

AIB Bank UK division profit was up 17% to EUR 379 million

              Well managed growth in profit before taxation of 17%
                             Income/cost gap at +6%
                  Cost income ratio improves by 2.8% to 45.9%

AIB Bank UK Retail and commercial banking operations in Great Britain and Northern Ireland.


                                                                              Year         Year       Underlying
                                                                              2006         2005         % change
AIB Bank UK income statement                                              EUREUR m     EUREUR m      2006 v 2005
Net interest income                                                            593          516               14
Other income                                                                   154          148                4
Total operating income                                                         747          664               12
Personnel expenses                                                             238          224                6
General and administrative expenses                                             94           89                4
Depreciation / amortisation                                                     11           10               12
Total operating expenses                                                       343          323                6
Operating profit before provisions                                             404          341               18
Total provisions                                                                26           21               26
Operating profit                                                               378          320               18
Profit on disposal of property                                                   1            2                -
Profit before taxation                                                         379          322               17

AIB Bank UK division reported another strong business performance in 2006 with profit before taxation increasing by 17%, continuing the trend of strong double-digit growth in recent periods. Loans and deposits increased by 19% and 22% respectively during 2006, with the growth well spread across both the business and personal sectors. Customer deposit and current account balances grew very strongly, with excellent growth in personal and business current accounts. Net interest income increased by 14%.

Other income increased by 4%, with an increased focus on diversifying income away from traditional sources of fee income towards alternative income streams.
Operating expenses increased by 6%, due to normal salary increases and investment in customer and corporate marketing activity. Overall, the cost income ratio improved significantly from 48.7% to 45.9%, reflecting a combination of the strong revenue growth and management action taken to manage cost growth. The bad debt charge of 0.13% of average loans, is consistent with 2005 and reflects the good credit quality in the portfolio.

Allied Irish Bank (GB), which focuses on business banking, reported strong profit growth of 23% to EUR 209 million in 2006. This growth was primarily driven by a combination of strong lending and deposit volume growth and by good management of lending margins in a competitive environment. Loan and deposit balances increased by 16% and 24% respectively since 31 December 2005, with growth in lending balances increasing to 24% when measured on an average balance basis. Costs increased by 4% when compared with last year, reflecting good cost management, with a resultant improvement in the cost income ratio from 48.7% to 44.1%.

In Northern Ireland, First Trust Bank increased profit before tax to EUR 170 million representing 11% growth on last year. Loan and deposit balances were up
26% and 19% respectively when compared with 31 December 2005, with strong growth in business and mortgage lending activity combining with significant growth in current account balances. Costs increased by 8% impacted by normal salary increases and by increased operating costs, the latter reflecting additional investment in the personal market and improvements to the branch network technology platform. The cost income ratio improved marginally from 48.6% to 48.2%.

Divisional commentary

Poland division profit was EUR 207 million, up 56%

                          Significant profit increase
              Very strong loan growth momentum in second half-year
                       Exceptional growth in mutual funds
                              Income/cost gap +10%

Poland Bank Zachodni WBK ('BZWBK'), in which AIB has a 70.5% shareholding, together with its subsidiaries and associates.

BZWBK Wholesale Treasury and Capital Markets share of certain Investment Banking subsidiaries results are reported in Capital Markets division.

                                                                              Year         Year       Underlying
                                                                              2006         2005         % change
Poland income statement                                                   EUREUR m     EUREUR m      2006 v 2005
Net interest income                                                            236          205               11
Other income                                                                   302          222               32
Total operating income                                                         538          427               22
Personnel expenses                                                             170          137               18
General and administrative expenses                                            120           99               16
Depreciation / amortisation                                                     40           44              -14
Total operating expenses                                                       330          280               12
Operating profit before provisions                                             208          147               41
Provisions for impairment of loans and receivables                               9           14              -36
Provisions for liabilities and commitments                                     (2)            1                -
Total provisions                                                                 7           15              -53
Operating profit                                                               201          132               52
Associated undertakings                                                          6            -                -
Profit before taxation                                                         207          132               56


Profit before taxation grew by an exceptional 56% on a local currency basis.
This reflected the very strong momentum across the business lines of the division in a favourable economic climate, resulting in significantly higher business activity and volumes.

Total operating income increased by 22% with net interest income up by 11%.
There was a substantial pick up in the demand for credit in 2006, with momentum particularly noted in the second half-year. Total loans increased by 23% from December 2005 due to strong business lending growth, which was ahead of the market growth, and the ongoing pick up in retail lending. Mortgage growth at 26% benefited in the second half-year from the reduced market preference for foreign exchange denominated lending and growing customer demand for zloty mortgages, the sector in which the bank actively participates. Overall lending margins were largely flat reflecting improved product mix, offsetting increasing competition in business and mortgage lending. Customer deposits increased by 16% from December 2005, with growth primarily in current accounts and foreign exchange deposits. Business deposits increased by 26%. Personal deposits were higher by 8% which is a strong performance given customer preference for mutual funds in the market. Lower interest rates and increased competition reduced deposit margins, which was somewhat compensated for by a better product mix.

Other income growth of 32% was driven by a variety of positive factors, primarily by the exceptional growth in the mutual fund business where balances increased by 123% since December 2005 and market share increased to 17.4% at 31
December 2006 from 12.6% at 31 December 2005. A high level of sales and favourable portfolio mix resulted in asset management net income growth of 202%.
The brokerage business enjoyed a tremendous year, buoyed by the performance of the Warsaw Stock Exchange in 2006 with substantial increases in turnover and resultant fee income. In addition, dividends, equity investment disposals, foreign exchange income and e-business and payment fees all contributed to the strong growth recorded in other income.

Operating expenses increased by 12% reflecting increased business activity and investment in developing the franchise in Poland. Staff costs increased by 18% reflecting higher staff numbers, substantial increase in performance related costs, including a once-off year end payment to staff related to the very strong revenue growth. Operating costs continue to be carefully managed. Better business generation opportunities have resulted in increased spend on marketing and IT in particular. The cost income ratio fell to 60.3% from 65.7%.

Impaired loans as a percentage of total loans have continued to improve with the ratio at 4.9% at 31 December 2006 compared with 6.8% at 31 December 2005, reflecting strong asset quality as the loan book increased. The credit provision charge as a percentage of average loans was 0.23%, compared with 0.40% in 2005.

Divisional commentary

Group

Group includes interest income earned on capital not allocated to divisions, the funding cost of certain acquisitions, hedging in relation to the translation of foreign locations' profit, unallocated costs of central services, the contribution from AIB's share of approximately 24.0% in M&T Bank Corporation
('M&T') and profit on disposal of property.

                                                                                Year         Year
                                                                                2006         2005
Group income statement                                                      EUREUR m      EUREUR m
Net interest income                                                               99           60
Other income/(loss)                                                             (27)         (36)
Total operating income                                                            72           24
Personnel expenses                                                               117           89
General and administrative expenses                                               65           42
Depreciation / amortisation                                                       21           10
Total operating expenses                                                         203          141
Operating loss before provisions                                               (131)        (117)
Provisions for impairment of loans and receivables                                 -            1
Provisions for liabilities and commitments                                      (10)            5
Total provisions                                                                (10)            6
Operating loss                                                                 (121)        (123)
Associated undertaking                                                           141          148
Profit on disposal of property                                                   358            -
Construction contract income                                                      96           45
Profit before taxation - continuing operations                                   474           70


Group reported profit before taxation of EUR 474 million for the year to December 2006 compared with a profit of EUR 70 million in 2005. The increase includes profit on disposal of property and construction contract income (total EUR 454 million - see below for detail).

Net interest income increased due to higher capital income resulting from higher capital balances (strong retained earnings and the return on the funds generated from the disposal of property and the sale of businesses). Other income/(loss) includes hedging profits/(losses) in relation to foreign currency translation hedging and interest rate hedge volatility (hedging ineffectiveness and derivative volatility).

Total operating expenses were higher due to increased compliance related spend, mainly Sarbanes Oxley and Basel II and investment in systems and infrastructure to sustain the long-term development of the business in line with our single enterprise agenda. Performance related costs were higher in line with strong profit growth.

M&T reported its annual results on 11 January 2007, showing net income up 7% to US$ 839 million. US GAAP-basis diluted earnings per share was up 10% to US$ 7.37 from US$ 6.73 in the year to December 2005. Diluted net operating earnings per share, which excludes the amortisation of core deposit and other intangible assets and merger-related expenses, was US$ 7.73 in 2006, up 10% from US$ 7.03 in 2005. AIB's share of M&T after-tax profit in 2006 amounted to m 141 million. On a local currency basis M&T's contribution of US$ 177 million was down 4% relative to the year to December 2005 contribution of US$ 185 million. This decrease reflects the conversion of M&T's contribution from US GAAP to IFRS. The bank's application of IFRS to M&T's US GAAP numbers gave a lower result due to the movement of previously unallocated credit provisions to specific provisions in M&T's books (which are now classified as specific provisions under IFRS and reduce the M&T profit reported in AIB's books by EUR 15 million).

Profit on disposal of property includes profit on the disposal of the existing Bankcentre building (EUR 256 million before tax), profit on the sale of 11 branches in the Republic of Ireland (EUR 73 million before tax) and profit on disposal of Donnybrook House (EUR 29 million before tax). Construction contract income of EUR 96 million reflects the profit earned from the new development at Bankcentre, based on the stage of completion.

Basis of preparation

There have been no significant changes to the accounting policies described on pages 49 to 62 in the 2005 annual report.

Prospective accounting changes

The following standards/amendments to standards have been approved by the International Accounting Standards Board (IASB), and were adopted by the EU in January 2006 but not early adopted by the Group. These will be adopted in 2007 and thereafter:-

Amendment to IAS 1 - Presentation of Financial Statements - Capital disclosures (effective 1 January 2007). This amendment requires disclosure, both quantitative and qualitative, of an entity's objectives, policies and processes for managing capital. The impact is not expected to be material in terms of Group reporting.

IFRS 7 - Financial Instruments: Disclosures (effective 1 January 2007). This standard updates and augments the disclosure requirements of IAS 30 'Disclosures on the Financial Statements of Banks and Similar Financial Institutions', and IAS 32 'Financial Instruments: Disclosure and Presentation' and IFRS 4 ' Insurance Contracts' and requires the additional qualitative and quantitative disclosures set out below.

Qualitative disclosures

Further information regarding each type of financial instrument risk including the exposures to risk and how they arise, the Group's objectives, policies and processes for managing the risk, the methods used to measure the risk, and any changes from the previous period.

Quantitative disclosures

Further information regarding each type of the Group's financial instrument risk including a summary of quantitative data about exposure to that risk at the reporting date including any concentrations of credit risk, financial assets that are either past due or impaired, any collateral and other credit enhancements obtained, liquidity risk, market risk, and capital objectives and policies. The impact of IFRS 7 is not expected to be material in terms of Group reporting.

IFRIC 7 - Applying the restatement approach under IAS 29 'Financial Reporting in Hyperinflationary Economies'. This interpretation, (effective 1 January 2007) provides guidance on applying the requirements of IAS 29 which deals with financial reporting in hyperinflationary economies. This will not have any impact for Group reporting purposes.

IFRIC 8 - Scope of IFRS 2 (effective 1 January 2007). This Interpretation clarifies that the accounting standard IFRS 2 'Sharebased Payment' applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. If the identifiable consideration given appears to be less that the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies. This IFRIC is not expected to have a material impact on the Group.

IFRIC 9 - Reassessment of Embedded Derivatives (effective 1 January 2007). This Interpretation clarifies whether an entity should reassess whether an embedded derivative needs to be separated from the host contract after the initial hybrid contract is recognised. IFRIC 9 concludes that reassessment is prohibited, unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. This IFRIC is not expected to have a material impact on the Group.

The EU Transparency Directive is due for transposition into Irish law in 2007. Accordingly, it will impact Group reporting from 1 January 2008. The Directive seeks to enhance transparency in EU capital markets in order to improve investor protection and market efficiency. The Directive sets out publication deadlines and content requirements in relation to annual financial reports and half yearly financial reports. In addition, there is a new requirement for issuers with shares listed on the Irish Stock Exchange to publish management statements during the financial year. This directive is not expected to have a significant impact on Group reporting.

The IASB announced on 1 July 2006 that it will not require the application of new IFRSs under development or major amendments to existing IFRSs before 1 January 2009. Delaying implementation of new standards until 2009 provides four years of stability in the IFRS platform of standards for those companies that adopted IFRSs in 2005. Companies will however, be permitted to adopt a new standard on a voluntary basis before its effective date. Interpretations and minor amendments to correct problems identified in practice are not subject to this 2009 delay.

Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB)                             Part 2

2006 Annual Results



Notes to the accounts

1 Disposal of Ark Life Assurance Company Limited ('Ark Life'). Acquisition of an interest of 24.99% in Hibernian Life

Holdings Limited

On 30 January 2006, the previously announced venture with Aviva Group p.l.c. for the manufacture and distribution of life and pensions products in the Republic of Ireland was completed. The transaction brought together Hibernian Life & Pensions Limited ('HLP') and Ark Life under a holding company Hibernian Life Holdings Limited of which AIB owns 24.99%. AIB has entered into an exclusive agreement to distribute the life and pensions products of the venture.

Under IFRS 5,'Non-current assets held for sale and discontinued operations', the income and expenses for 2005 and for the period up to 30 January 2006, the date of disposal of Ark Life, of the operations deemed to be disposed of have been reported net of taxation as a discontinued operation below profit after taxation. The assets and liabilities of Ark Life (note 19) as at 31 December 2005 were classified as held for sale, separate from other assets and liabilities on the balance sheet.

The transaction is accounted for as an exchange of 75.01% of Ark Life for 24.99% of HLP and a cash payment of EUR 165m. Under this approach, the 24.99% of Ark Life that is owned by AIB, both directly before the transaction and indirectly thereafter, is treated as being owned throughout the transaction.

The transaction gave rise to a profit before and after taxation of EUR 138m of which EUR 26m (relating to the transfer by Ark Life of the management contracts of the Ark funds from AIB to Aviva) is treated as a profit on disposal of business and EUR 112m as a profit on disposal of a discontinued operation.

The profit after taxation for Ark Life for the period to date of disposal of d 4m (2005: EUR 46m) is included within discontinued operations. The contribution of the venture for the 11 months ended December 2006 is included in the income statement within share of results of associated undertakings. The carrying value of the investment is shown in the balance sheet within interests in associated undertakings.

Accounting for the acquisition of the 24.99% interest in Hibernian Life and Pensions Limited

The Group's share of the assets and liabilities of HLP as at 30 January 2006 has been recorded at fair value in accordance with the accounting policies of the Group. The fair value of the consideration given represents the value of the 75.01% of Ark Life that is deemed to be transferred to Hibernian Life Holdings Limited. Acquisition accounting has been adopted in respect of the transaction and the acquisition of the 24.99% interest in HLP comprised:


                                                                        EUR m
Book value of assets acquired                                           520

Adjustments                                                             146

Intangible assets recognised                                             67
Net assets                                                              733
Group's share of net assets - 24.99%                                    183

Goodwill arising on the acquisition of HLP                                12
Fair value of consideration given                                       195


The adjustments reflect bringing HLP's accounting policies in line with AIB's, primarily in respect of accounting for insurance contracts. AIB accounts for insurance contracts using the embedded value basis and the adjustments of EUR 146m primarily reflect the recognition of embedded value on the insurance contracts in force on HLP's books, offset by other adjustments to bring HLP's accounting policies in line with AIB's and fair value adjustments. The intangible assets recognised relate to the value of management contracts not recognised within HLP's books. Goodwill arising has been capitalised on the balance sheet within the caption 'Interests in associated undertakings'.

The Group's share of profits of Hibernian Life Holdings Limited is set out in
Note 19.

Notes to the accounts
                                                                                                            2006
                                                    AIB Bank   Capital  AIB Bank  Poland      Group        Total
                                                         ROI   Markets        UK
2 Segmental information                               EUR m     EUR m     EUR m   EUR m      EUR m          EUR m

Operations by business segments(1)
Net interest income                                    1,581       490       593     236         99        2,999
Other income                                             434       464       154     302       (27)        1,327

Total operating income                                 2,015       954       747     538         72        4,326
Administrative expenses                                  945       425       332     290        182        2,174
Amortisation of intangible assets and goodwill            17         4         -      21         11           53
Depreciation of property, plant and equipment             38         9        11      19         10           87
Total operating expenses                               1,000       438       343     330        203        2,314
Operating profit/(loss) before provisions              1,015       516       404     208      (131)        2,012
Provisions for impairment of loans and                    78         5        26       9          -          118
receivables
Provisions for liabilities and commitments               (4)         1         -     (2)       (10)         (15)
Amounts (written back) / written off financial
                investments for sale                     (1)         2         -       -          -            1
Operating profit / (loss)                                942       508       378     201      (121)        1,908
Associated undertakings                                   18         2         -       6        141          167
Profit on disposal of property                             6         -         1       -        358          365
Construction contract income                               -         -         -       -         96           96
Profit on disposal of businesses                           -        79         -       -          -           79
Profit before taxation - continuing
operations                                               966       589       379     207        474        2,615
Discontinued operation - net of taxation                 116         -         -       -          -          116

Balance sheet
Total loans                                           60,083    33,040    22,117   4,573        202      120,015
Interests in associated undertakings                     268         5         -       3      1,516        1,792
Total assets                                          66,200    54,093    24,580   7,195      6,458      158,526
Total deposits                                        46,503    70,067    13,624   6,614         31      136,839
Total liabilities(2)                                  46,217    71,656    14,551   6,941      9,249      148,614
Total risk weighted assets                            53,307    40,538    22,334   5,826      1,029      123,034
Ordinary shareholders' equity(2)                       3,549     2,629     1,476     374         80        8,108
Capital expenditure                                      104        24        15      24         64          231



Notes to the accounts

2 Segmental information (continued)


                                                                                                            2005
                                                    AIB Bank   Capital  AIB Bank  Poland      Group        Total
                                                         ROI   Markets        UK
                                                      EUR m     EUR m     EUR m   EUR m      EUR m        EUR m

Operations by business segments(1)
Net interest income                                    1,314       435       516     205         60        2,530
Other income                                             376       407       148     222       (36)        1,117

Total operating income                                 1,690       842       664     427         24        3,647
Administrative expenses                                  818       383       313     236        131        1,881
Amortisation/impairment of intangible assets
and goodwill                                              16         7         1      21          2           47
Depreciation of property, plant and equipment             33        10         9      23          8           83
Total operating expenses                                 867       400       323     280        141        2,011
Operating profit/(loss) before provisions                823       442       341     147      (117)        1,636
Provisions for impairment of loans and                    45        34        21      14          1          115
receivables
Provisions for liabilities and commitments                10         4         -       1         5)          20)
Amounts (written back) / written off financial
investments for sale                                       -         8         -       -          -            8
Operating profit / (loss)                                768       396       320     132      (123)        1,493
Associated undertakings                                  (1)         2         -       -        148          149
Profit on disposal of property                            12         -         2       -          -           14
Construction contract income                               -         -         -       -         45           45
Profit on disposal of businesses                           -         5         -       -          -            5
Profit before taxation - continuing
operations                                               779       403       322     132         70        1,706
Discontinued operation - net of taxation                  46         -         -       -          -           46

Balance sheet
Total loans                                           45,523    23,794    18,346   4,487        211       92,361
Interests in associated undertakings                       6        14         -      19      1,617        1,656
Total assets                                          55,224    44,371    20,031   7,981      5,775      133,214
Total deposits                                        34,172    58,038    10,958   6,229        123      109,520
Total liabilities(2)                                  39,137    59,014    11,888   6,658      8,100      124,797
Total risk weighted assets                            39,073    38,974    18,335   4,640        634      101,656
Ordinary shareholders' equity(2)                       2,564     2,558     1,203     305         42        6,672
Capital expenditure                                       71        13        16      19         17          136


Notes to the accounts

2 Segmental information (continued)
                                                                                                             2006
                                                Republic of    United    Poland    United    Rest of        Total
                                                    Ireland   Kingdom           States of  the world
                                                                                  America
                                                     EUR m     EUR m     EUR m      EUR m      EUR m        EUR m

Operations by geographical segments(3)
Net interest income                                   1,899       769       264        54         13        2,999
Other income                                            665       240       351        61         10        1,327

Total operating income                                2,564     1,009       615       115         23        4,326
Administrative expenses                               1,401       425       297        42          9        2,174
Amortisation of intangible assets and                    32         1        20         -          -           53
goodwill
Depreciation of property, plant and equipment            54        12        20         1          -           87
Total operating expenses                              1,487       438       337        43          9        2,314
Operating profit before provisions                    1,077       571       278        72         14        2,012
Provisions for impairment of loans and                   70        41         9         -        (2)          118
receivables
Provisions for liabilities and commitments             (14)         1       (2)         -          -         (15)
Amounts written off financial investments
   available for sale                                     1         -         -         -          -            1
Operating profit                                      1,020       529       271        72         16        1,908
Associated undertakings                                  20         -         6       141          -          167
Profit on disposal of property                          364         1         -         -          -          365
Construction contract income                             96         -         -         -          -           96
Profit on disposal of businesses                         77         1         -         1          -           79
Profit before taxation - continuing
operations                                            1,577       531       277       214         16        2,615
Discontinued operation - net of taxation                116         -         -         -          -          116

Balance sheet
Total loans                                          80,853    29,880     5,315     3,315        652      120,015
Interests in associated undertakings                    266         -        10     1,516          -        1,792
Total assets                                        109,272    33,908     9,109     5,578        659      158,526
Total deposits                                       96,773    29,020     7,072     3,920         54      136,839
Total liabilities(2)                                104,609    31,932     7,812     4,202         59      148,614
Ordinary shareholders' equity(2)                      5,164     2,022       398       478         46        8,108
Capital expenditure                                     192        15        24         -          -          231


Notes to the accounts

2 Segmental information (continued)
                                                                                                             2005
                                                Republic of    United    Poland    United    Rest of        Total
                                                    Ireland   Kingdom           States of  the world
                                                                                  America
                                                      EUR m     EUR m     EUR m     EUR m      EUR m        EUR m

Operations by geographical segments(3)
Net interest income                                   1,564       689       225        45          7        2,530
Other income                                            537       252       251        68          9        1,117

Total operating income                                2,101       941       476       113         16        3,647
Administrative expenses                               1,169       401       245        59          7        1,881
Amortisation/impairment of intangible assets
and goodwill                                             23         1        21         2          -           47
Depreciation of property, plant and equipment            47        11        24         1          -           83
Total operating expenses                              1,239       413       290        62          7        2,011
Operating profit before provisions                      862       528       186        51          9        1,636
Provisions for impairment of loans and                   46        53        14       (1)          3          115
receivables
Provisions for liabilities and commitments               18         1         1         -          -           20
Amounts written off financial investments
             available for sale                           6         -         -         2          -            8
Operating profit                                        792       474       171        50          6        1,493
Associated undertakings                                   1         -         -       148          -          149
Profit on disposal of property                           12         2         -         -          -           14
Construction contract income                             45         -         -         -          -           45
Profit on disposal of businesses                          -         1         -         4          -            5
Profit before taxation - continuing
operations                                              850       477       171        22          6        1,706
Discontinued operation - net of taxation                 46         -         -         -          -           46

Balance sheet
Total loans                                          58,831    24,888     4,487     3,863        292       92,361
Interests in associated undertakings                     20         -        19     1,617          -        1,656
Total assets                                         90,731    28,411     7,815     5,962        295      133,214
Total deposits                                       77,971    21,291     6,229     4,021          8      109,520
Total liabilities(2)                                  90653    23,046     6,730     4,359          9      124,797
Ordinary shareholders' equity(2)                      4,039     1,810       320       477         26        6,672
Capital expenditure                                     100        16        19         1          -          136


(1) The business segment information is based on management accounts information. Income on capital is allocated to the divisions on the basis of the capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to divisions is reported in Group.

(2) The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the Directors believe that the analysis of total assets is more meaningful than the analysis of ordinary shareholders' equity or liabilities.

(3) The geographical distribution of profit before taxation is based primarily on the location of the office recording the transaction.


Notes to the accounts

2 Segmental information (continued)

Gross revenue by business segment
                                                                                                             2006
                               AIB Bank     Capital      AIB Bank      Poland      Group    Eliminations    Total
                                    ROI     Markets            UK
                                  EUR m       EUR m         EUR m       EUR m      EUR m           EUR m    EUR m
External customers                3,080       2,764         1,497         641        974               -    8,956
Inter-segment revenue             1,335       2,057           616           1         80         (4,089)        -
Total gross revenue               4,415       4,821         2,113         642      1,054         (4,089)    8,956

                                                                                                           2005
External customers                2,232        2,260         1,246         700         39            -    6,477

Inter-segment revenue               903        1,260           333           8        286      (2,790)        -
Total gross revenue               3,135        3,520         1,579         708        325      (2,790)    6,477

Gross revenue from external customers equates to: interest and similar income;
dividend income; fee and commissions income; net trading income; other operating income; profit on disposal of property; construction contract income and profit on disposal of businesses.

The amounts relate to continuing operations only.

                                                                                    2006                  2005
3 Interest and similar income                                                      EUR m                 EUR m
Interest on loans and receivables to banks                                           307                   167
Interest on loans and receivables to customers                                     5,444                 4,032
Interest on trading portfolio financial assets                                       380                   305
Interest on financial investments available for sale                                 797                   647
                                                                                   6,928                 5,151

Interest income in 2006 includes EUR 69m removed from equity in respect of cash flow hedges.

                                                                                    2006                  2005
4 Interest expense and similar charges                                             EUR m                 EUR m
Interest on deposits by banks                                                      1,163                   775
Interest on customer accounts                                                      1,597                 1,169
Interest on debt securities in issue                                                 955                   545
Interest on subordinated liabilities and other capital                               214                   132
instruments
                                                                                   3,929                 2,621

Interest expense in 2006 includes EUR 18m removed from equity in respect of cash flow hedges.


5 Dividend income

The dividend income relates to income from equity shares held as financial investments available for sale.


                                                                                    2006                  2005
6 Net trading income                                                               EUR m                 EUR m
Foreign exchange contracts                                                           101                    59
Profits less losses from trading portfolio financial assets                           60                    84
Interest rate contracts                                                                4                  (32)
Equity index contracts                                                                 8                     1
                                                                                     173                   112


                                                                                    2006                  2005
7 Other operating income                                                           EUR m                 EUR m
(Loss)/profit on disposal of available for sale debt                                 (4)                    17
securities
Profit on disposal of available for sale equity shares                                15                     2
Miscellaneous operating income                                                        46                    53
                                                                                      57                    72


Notes to the accounts


                                                                                             2006         2005
8 Administrative expenses                                                                   EUR m        EUR m
Personnel expenses
Wages & salaries                                                                            1,074          948
Share-based payment schemes                                                                    57           34
Retirement benefits                                                                           144          133
Social security costs                                                                         119          104
Other personnel expenses                                                                      108           79
                                                                                            1,502        1,298
General and administrative expenses                                                           672          583

                                                                                            2,174        1,881



9 Profit on disposal of property

In addition to the sale of properties which were excess to business requirements, giving rise to profit on disposal of EUR 7m (2005: EUR 14m) the Group undertook a significant property sale and leaseback programme during 2006. The leases qualify as operating leases and the profit arising on these transactions is included in profit on disposal of property. Details of the more significant of these transactions are set out below:


                                                      Profit        Tax  Initial rent                  Minimum
                                                  recognised     charge       payable                    lease
                                                        EURm      EUR m         EUR m                     term
Bankcentre Headquarters Building - Blocks A to D         167         32           4.5  4 yrs, 11 mths, 3 weeks
Bankcentre Headquarters Building - Blocks E to H          89         17           7.1                 20 years
Donnybrook House                                          29          4           1.2                   1 year
11 Branches                                               73         15           3.1                 15 years

                                                         358         68          15.9


10 Construction contract income                                                  2006                      2005
                                                                                EUR m                     EUR m
Construction revenue                                                              171                        81
Construction expense                                                             (75)                      (36)

                                                                                   96                        45

In 2005, AIB sold land at its Bankcentre headquarters to a syndicate of investors, the Serpentine Consortium. The consortium has outsourced the construction of a new development on the above land to Blogram Limited, a subsidiary of Allied Irish Banks, p.l.c. on a fixed price contract basis. The total consideration amounts to EUR 367.8m of which EUR 55.0m has been received. At
31 December 2006, EUR196.5m was due from the consortium in respect of construction contracts in progress.

Dohcar Limited, a subsidiary of Allied Irish Banks, p.l.c., has contracted with the Serpentine Consortium to lease the property on completion at an initial rent of EUR 16.1m per annum for a period of 30 years with a break clause at year 23.
Future lease rental commitments in respect of this transaction have been reported in the accounts.

The nature of this transaction, which includes the sale of land, an agreement to construct a building and an agreement to lease the building represents a linked transaction and meets the definition under IFRS of a sale and leaseback. Because the significant income from the transaction arises from the construction contracts, the income is recognised in accordance with IAS 11,'Construction
Contracts'.

11 Profit on disposal of businesses

2006

The profit on disposal of businesses in 2006 of EUR 79m includes profit relating to the transfer by Ark Life of investment management contracts in conjunction with the sale of Ark Life of EUR 26m (tax charge C nil) (note 1); AIB's 50% stake in AIB/BNY Securities Services (Ireland) Ltd of EUR 51m (tax charge EUR nil);
Ketchum Canada Inc. of C 1m (tax charge EUR nil), and the accrual of EUR 1m (tax charge EUR 0.3m) arising from the sale of the Govett business in 2003.


Notes to the accounts

11 Profit on disposal of businesses (continued)

2005

The profit on disposal of businesses in 2005 of EUR 5m relates to the sale of
Community Counselling Services of EUR 4m (tax charge EUR 1m), and the accrual of EUR
1m (tax charge EUR 0.3m) arising from the sale of the Govett business in 2003


                                                                                      2006               2005
12 Income tax expense - continuing operations                                        EUR m              EUR m
Allied Irish Banks, p.l.c. and subsidiaries
   Corporation tax in Republic of Ireland
        Current tax on income for the period(1)                                        252                160
         Adjustments in respect of prior periods                                         3                  1
                                                                                       255                161
Double taxation relief                                                                (23)               (10)
                                                                                       232                151

   Foreign tax
       Current tax on income for the period                                            220                163
        Adjustments in respect of prior periods                                       (14)               (11)
                                                                                       206                152
                                                                                       438                303

Deferred taxation
          Origination and reversal of temporary differences                            (5)                 16
Total income tax expense - continuing operations                                       433                319
Effective income tax rate - continuing operations                                    16.6%              18.7%



 (1)Includes a charge of EUR 29.5m in the year ended 31 December 2005 in relation to the Irish Government bank levy.




13 Earnings per share                                                                     2006              2005
                                                                                         EUR m             EUR m
(a) Basic

Profit attributable to equity holders of the parent                                      2,185             1,343
Distributions to other equity holders                                                     (38)              (38)
Profit attributable to ordinary shareholders                                             2,147             1,305
Weighted average number of shares in issue during the period                            870.1m            864.5m

Earnings per share                                                                  EUR 246.8c        EUR 151.0c


(b) Diluted                                                                               2006              2005

                                                                                         EUR m             EUR m
Profit attributable to ordinary shareholders (note 13(a))                                2,147             1,305

Dilutive impact of potential ordinary shares in subsidiary and associated                  (2)               (1)
companies
Adjusted profit attributable to ordinary shareholders                                    2,145             1,304






                                                                                     Number of shares (millions)
Weighted average number of shares in issue during the period                             870.1             864.5
Dilutive effect of options outstanding                                                     7.0               5.7
Potential weighted average number of shares                                              877.1             870.2
Earnings per share - diluted                                                        EUR 244.6c        EUR 149.8c




Notes to the accounts



13 Earnings per share (continued)


(c) Continuing operations                                                                 EUR m             EUR m
Profit attributable to ordinary shareholders (note 13(a))                                 2,147             1,305

Discontinued operations                                                                     116                46
Profit attributable to ordinary shareholders - continuing operations                      2,031             1,259
Weighted average number of shares in issue during the period                             870.1m            864.5m

Earnings per share                                                                   EUR 233.5c        EUR 145.7c


(d) Continuing operations - diluted                                                       EUR m             EUR m
Profit attributable to ordinary shareholders - continuing operations (note 13(c))         2,031             1,259
Dilutive impact of potential ordinary shares in subsidiary and associated
companies                                                                                   (2)               (1)
Adjusted profit attributable to ordinary shareholders - continuing operations             2,029             1,258




                                                                                     Number of shares (millions)
Weighted average number of shares in issue during the period                              870.1            864.5
Dilutive effect of options outstanding                                                      7.0              5.7
Potential weighted average number of shares                                               877.1            870.2
Earnings per share continuing operations - diluted                                   EUR 231.4c       EUR 144.6c




                                                                Profit attributable        Earnings per share
                                                                   2006        2005           2006       2005
                                                                  EUR m       EUR m           cent       cent
(a) Basic earnings per share
As reported (note 13(a))                                          2,147       1,305          246.8      151.0
Adjustments:
Construction contract income                                       (82)        (38)          (9.4)      (4.4)
Hedge volatility(1)                                                   4         (6)            0.5      (0.7)
Profit on disposal of property                                    (290)           -         (33.4)          -
Profit on disposal of businesses*                                 (189)           -         (21.7)          -
                                                                  1,590       1,261          182.8      145.9






                                                                Profit attributable         Earnings per share
                                                                   2006        2005           2006        2005
                                                                  EUR m       EUR m           cent        cent
Diluted earnings per share
As reported (note 13(b))                                          2,145        1,304          244.6      149.8
Adjustments:
Construction contract income                                       (82)         (38)          (9.3)      (4.4)
Hedge volatility(1)                                                   4          (6)            0.5      (0.7)
Profit on disposal of property                                    (290)            -         (33.2)          -
Profit on disposal of businesses*                                 (189)            -         (21.5)          -
                                                                  1,588        1,260          181.1      144.7

* of which Ark Life amounts to EUR 112m which is included within discontinued activities


14 Adjusted earnings per share (continued)


                                                                   Profit attributable        Earnings per share
                                                                      2006        2005           2006       2005
                                                                     EUR m       EUR m           cent       cent
(b) Basic earnings per share - continuing operations
As reported (note 13(c))                                             2,031       1,259           233.5     145.7
Adjustments:
Construction contract income                                          (82)        (38)           (9.4)     (4.4)
Hedge volatility(1)                                                      4         (6)             0.5     (0.7)
Profit on disposal of property                                       (290)           -          (33.4)         -
Profit on disposal of businesses                                      (77)           -           (8.8)         -
                                                                     1,586       1,215           182.4     140.6


                                                                   Profit attributable        Earnings per share
                                                                      2006        2005           2006       2005
                                                                     EUR m       EUR m           cent       cent
Diluted earnings per share - continuing operations
As reported (note 13(d))                                             2,029       1,258           231.4     144.6
Adjustments:
Construction contract income                                          (82)        (38)           (9.3)     (4.4)
Hedge volatility(1)                                                      4         (6)             0.5     (0.7)
Profit on disposal of property                                       (290)           -          (33.2)         -
Profit on disposal of businesses                                      (77)           -           (8.7)         -
                                                                     1,584       1,214           180.7     139.5

Although not required under IFRS, adjusted earnings per share is presented to help understand the underlying performance of the Group. The adjustments in 2006 and 2005 are items that management believe do not reflect the underlying business performance. The adjustment in respect of profit on sale of property relates only to the profit on sale of properties that are subject to sale and leaseback arrangements (note 9). The adjustments listed above are shown net of taxation.



(1)Included in net trading income




                                                                                                2006      2005
15 Trading portfolio financial assets                                                          EUR m     EUR m
Loans and receivables to banks                                                                     3         3
Loans and receivables to customers                                                                25        72
Debt securities:
Governments securities                                                                           274       922
Other public sector securities                                                                     -        19
Other debt securities (1)                                                                      8,527     9,008
                                                                                               8,801     9,949
Equity shares                                                                                    124        89
                                                                                               8,953    10,113

(1) Other debt securities include EUR  4,832m (2005: EUR 5,770m) of bank eurobonds and EUR 3,039m (2005: EUR 2,646m) of corporate collateralised mortgage obligations.


Notes to the accounts


                                                                                                 2006        2005
16 Loans and receivables to customers                                                           EUR m       EUR m
Loans and receivables to customers                                                            103,651      81,845
Amounts receivable under finance leases and hire purchase contracts                             3,003       2,774
Unquoted securities                                                                             1,166       1,287
Provisions for impairment of loans and receivables (note 17)                                    (705)       (674)
                                                                                              107,115      85,232


                                                                                              2006         2005
                                                                                              EUR m        EUR m
Impaired loans by division
AIB Bank ROI                                                                                   366          308
AIB Bank UK                                                                                    205          166
Capital Markets                                                                                130          132
Poland                                                                                         232          262
                                                                                               933          868




17 Provisions for impairment of loans and receivables                                         2006        2005

                                                                                             EUR m       EUR m
At beginning of period                                                                         676         614
Exchange translation adjustments                                                               (1)          16
Charge against income statement                                                                118         115
Amounts written off                                                                           (96)        (72)
Recoveries of amounts written off in previous years                                             10           3

At end of period                                                                               707         676

At end of period:

Specific                                                                                       518         514
IBNR                                                                                           189         162
                                                                                               707         676
Amounts include:
Loans and receivables to banks                                                                   2           2
Loans and receivables to customers (note 16)                                                   705         674
                                                                                               707         676




                                                                                              2006        2005
18 Financial investments available for sale                                                  EUR m       EUR m
Debt securities:
Government securities                                                                        7,490       8,522
Other public sector securities                                                               1,855         507
Bank and building society certificates of deposit                                            1,591         643
Other debt securities                                                                        8,436       7,021
                                                                                            19,372      16,693
Equity shares                                                                                  293         171
                                                                                            19,665      16,864




Notes to the accounts



19 Interests in Hibernian Life Holdings Limited

Ark Life Assurance Company Limited

The following table sets out the income and expense from long-term assurance business included in the income statement for the year ended 31 December 2005.




Income and expense from Ark Life's long-term assurance business                                              2005

                                                                                                            EUR m
Net interest income                                                                                           113

Other income                                                                                                  740
Total operating income                                                                                        853

Increase in insurance and investment contract liabilities, and                                                762
claims

Total operating expenses                                                                                       27
Income before taxation                                                                                         64

Taxation                                                                                                        4
Income after taxation                                                                                          60
Analysed as to:
Continuing operations                                                                                          14
Discontinued operations                                                                                        46



Some elements of the Ark Life business are being retained within the Group and this gives rise to the analysis outlined above between continuing operations and discontinued operations. Income after taxation of Ark Life amounting to EUR 4m was included within discontinued activities for the period to 30 January 2006.



Balance sheet

The assets and liabilities of Ark Life included in the consolidated balance sheet as at 31 December 2005 of the Group were as follows:


                                                                                                        2005

                                                                                                       EUR m
Assets
Loans and receivables to banks                                                                           191
Assets held at fair value through profit or loss                                                       2,638
Property, plant and equipment                                                                             52
Reinsurance assets                                                                                       748
Placings with group companies                                                                          1,428
Other assets                                                                                             371
Total assets                                                                                           5,428
Liabilities
Investment contract liabilities                                                                        2,953
Insurance contract liabilities                                                                         1,923
Other liabilities                                                                                        215
Total liabilities                                                                                      5,091
Shareholders' equity                                                                                     337
Total liabilities and shareholders' equity                                                             5,428




Notes to the accounts



19 Interests in Hibernian Life Holdings Limited (continued)

Presentation in the Group balance sheet at 31 December 2005

Holdings of shares in Allied Irish Banks, p.l.c., (by the parent or subsidiary companies), for any reason, are deducted in arriving at shareholders' equity. At
31 December 2005, shares in AIB with a value of EUR 77m were held within the long-term business funds to meet the liabilities to policyholders. Long-term assurance assets attributable to policyholders are presented in the Group balance sheet net of the carrying value of the shares in AIB held within the fund. Group shareholders' funds have been reduced by a similar amount. As a result the assets of Ark Life, EUR 5,351m (being total assets of EUR 5,428m net of AIB shares of EUR 77m) were included in the Group balance sheet within the caption, 'Disposal group and assets classified as held for sale'. Ark Life's liabilities of EUR 5,091m were included in the liabilities caption, 'Disposal group classified as held for sale'.



Hibernian Life Holdings Limited

The contribution of Hibernian Life Holdings Limited ('HLH') from 30 January 2006 is included within share of results of associated undertakings as follows:-




                                                                                                             2006

                                                                                                             EURm
Share of income of HLH                                                                                         26
Amortisation of intangible assets                                                                               2
Share of income before taxation                                                                                24
Taxation attributable to policyholder returns                                                                  12
Profit attributable to shareholders before taxation                                                            12
Taxation                                                                                                        1
Included within associated undertakings                                                                        11



In addition to the income described above, the Group recognised fee income on the sale of life insurance and investment products amounting to EUR 31m for the year ended 31 December 2006 (2005: EUR 26m).



The assets and liabilities of HLH at 31 December 2006, accounted for in accordance with the accounting policies of the Group, and taking into account the acquisition adjustments, are set out below:




Summary of consolidated balance sheet                                                                       2006

                                                                                                           EUR m
Cash and placings with banks                                                                                 762
Financial investments                                                                                     11,648
Investment property                                                                                          765
Property, plant and equipment                                                                                 15
Reinsurance assets                                                                                         2,145
Other assets                                                                                                 821
Total assets                                                                                              16,156
Investment contract liabilities                                                                            6,742
Insurance contract liabilities                                                                             7,055
Other liabilities                                                                                          1,253
Shareholders' equity                                                                                       1,106
Total liabilities and shareholders' equity                                                                16,156

Notes to the accounts

                                                                                                 2006        2005
20 Customer accounts                                                                            EUR m       EUR m
Current accounts                                                                               25,151      20,909
Demand deposits                                                                                 8,924       8,013
Time deposits                                                                                  33,831      28,118
                                                                                               67,906      57,040
Securities sold under agreements to repurchase                                                      1           6
Other short-term borrowings                                                                     6,968       5,534
                                                                                                6,969       5,540
                                                                                               74,875      62,580

                                                                                                 Contract amount
                                                                                                 2006        2005
21 Memorandum items: contingent liabilities and commitments                                     EUR m       EUR m
Contingent liabilities:
Guarantees and assets pledged as collateral security:
Guarantees and irrevocable letters of credit                                                    5,902       7,157
Other contingent liabilities                                                                    1,191       1,396
                                                                                                7,093       8,553

Commitments:
Other commitments                                                                              24,056      19,558
                                                                                               31,149      28,111

The Group's maximum exposure to credit loss under contingent liabilities and commitments to extend credit, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of those instruments.

The following table presents the notional principal amount and gross replacement cost of interest rate, exchange rate, equity and credit derivatives contracts for 2006 and 2005.
                                                                             2006                         2005
                                                            Notional        Gross        Notional        Gross
                                                           principal  replacement       principal  replacement
                                                              amount         cost          amount         cost
                                                               EUR m        EUR m           EUR m        EUR m
Interest rate contracts(1)                                   217,435        1,165         178,326        1,146
Exchange rate contracts(1)                                    20,226          107          19,799          238
Equity contracts(1)                                            6,485          438           4,386          253
Credit derivatives(1)                                            570            -               -            -
Total                                                        244,716        1,710         202,511        1,637


(1) Interest rate contracts are entered into for both hedging and trading purposes. Exchange rate, equity and credit derivative contracts are entered into for trading purposes only.

Notes to the accounts

21 Memorandum items: contingent liabilities and commitments (continued)

The Group uses the same credit control and risk management policies in undertaking off-balance sheet commitments as it does for on balance sheet lending including counterparty credit approval, limit setting and monitoring procedures. In addition, in relation to derivative instruments, the Group's exposure to market risk is controlled within the risk limits in the Group's
Interest Rate Risk and Foreign Exchange Risk Policies and is further constrained by the risk parameters incorporated in the Group's Derivatives Policy as approved by the Board.

22 Average balance sheets and interest rates

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the years ended 31 December
2006 and 2005. The calculation of average balances include daily and monthly averages for reporting units. The average balances used are considered to be representative of the operations of the Group.

                                                Year ended 31 December 2006        Year ended 31 December 2005

                                           Average      Interest    Average        Average  Interest   Average
                                           balance                     rate        balance                rate
Assets                                       EUR m         EUR m          %          EUR m     EUR m         %
Loans and receivables to banks
         Domestic offices                    4,930           191        3.9          4,596       117       2.5
         Foreign offices                     2,307           116        5.1          1,131        50       4.4
Loans and receivables to customers

         Domestic offices                   62,641         3,162        5.1         47,806     2,084       4.4
         Foreign offices                    33,133         2,177        6.6         27,664     1,768       6.4
Trading portfolio financial assets

         Domestic offices                    9,205           349        3.8          7,786       257       3.3
         Foreign offices                     1,316            31        2.3          1,308        48       3.7
Financial investments available for
sale
         Domestic offices                   14,671           588        4.0         12,869       470       3.7
         Foreign offices                     4,339           209        4.8          3,220       177       5.5
Total interest earning assets
         Domestic offices                   91,447         4,290        4.7         73,057     2,928       4.0
         Foreign offices                    41,095         2,533        6.2         33,323     2,043       6.1
Net interest on swaps                                         85                                 125
Total average interest earning assets      132,542         6,908        5.2        106,380     5,096       4.8
         Non-interest earning assets         8,827                                  13,209
Total average assets                       141,369         6,908        4.9        119,589     5,096       4.3
Percentage of assets applicable to
         foreign activities                                            31.5                               31.1




Notes to the accounts


                                              Year ended 31 December 2006          Year ended 31 December 2005
                                             Average   Interest   Average         Average  Interest    Average
                                             balance                 rate         balance                 rate
Liabilities and shareholders' equity           EUR m      EUR m         %           EUR m     EUR m          %

Due to banks
      Domestic offices                        28,375      1,067       3.8          25,288       693        2.7
      Foreign offices                          2,098         96       4.6           1,963        81        4.1
Due to customers
      Domestic offices                        36,101        809       2.2          27,820       473        1.7
      Foreign offices                         21,282        768       3.6          18,545       642        3.5
Other debt issued
      Domestic offices                        13,615        456       3.4           7,001       171        2.4
      Foreign offices                         10,144        499       4.9           8,486       374        4.4
Subordinated liabilities
      Domestic offices                         3,542        182       5.2           2,925       132        4.5
      Foreign offices                            551         32       5.8               -         -          -

Total interest earning liabilities
      Domestic offices                        81,633      2,514       3.1          63,034     1,469        2.3
      Foreign offices                         34,075      1,395       4.1          28,994     1,097        3.8

Total average interest earning
liabilities                                  115,708      3,909       3.4          92,028     2,566        2.8
Non interest earning liabilities              18,263                               21,237

Total liabilities                            133,971      3,909       2.9         113,265     2,566        2.3
Stockholders' equity                           7,398                                6,324

Total average liabilities and
      stockholders' equity                   141,369      3,909       2.8         119,589     2,566        2.2

Percentage of liabilities applicable to
      foreign operations                                             30.2                                 30.7


22 Average balance sheets and interest rates (continued)

23 Post-balance sheet events

There have been no material post-balance sheet events which would require disclosure or adjustment to the 31 December 2006 Financial Statements. On 5
March 2007, the Board of Directors reviewed the Financial Statements and authorised them for issue. These Financial Statements will be submitted to the Annual General Meeting of Shareholders to be held on 9 May 2007 for approval.

24 Dividends

Final dividends are not accounted for until they have been approved at the Annual General Meeting of Shareholders to be held on 9 May 2007. It is recommended that a final dividend of Eur 46.5c per ordinary share, amounting to EUR 407m, be paid on 10 May 2007. The Financial Statements for the year ended 31
December 2006 do not reflect this resolution, which will be accounted for in shareholders' equity as an appropriation of retained profits in the year ending
31 December 2007.

25 Form 20-F

An annual report on Form 20-F will be filed with the Securities and Exchange
Commission, Washington D.C. and, when filed, will be published on the Company's website and will be available to shareholders on application to the Company
Secretary.

26 Approval of accounts

The accounts were approved by the Board of Directors on 5 March 2007.

Financial and other information

                                                                                              2006          2005
Operating ratios
Operating expenses/operating income                                                          53.5%         55.2%
Other income/operating income                                                                30.7%         30.6%
Net interest margin:
Group                                                                                        2.26%         2.38%
Domestic                                                                                     2.04%         2.17%
Foreign                                                                                      2.77%         2.83%
Rates of exchange
EUR /US $
Closing                                                                                     1.3170        1.1797
Average                                                                                     1.2566        1.2484
EUR /Stg GBP
Closing                                                                                     0.6715        0.6853
Average                                                                                     0.6822        0.6851
EUR /PLN
Closing                                                                                     3.8310        3.8600
Average                                                                                     3.8965        4.0276

                                                                                              2006         2005
Capital adequacy information                                                                 EUR m        EUR m
Risk weighted assets
Banking book:
On balance sheet                                                                           101,285       79,520
Off-balance sheet                                                                           13,033       14,682

                                                                                           114,318       94,202
Trading book:
Market risks                                                                                 8,172        6,891
Counterparty and settlement risks                                                              544          563

                                                                                             8,716        7,454
Total risk weighted assets                                                                 123,034      101,656

Capital
Tier 1                                                                                     10,116         7,275
Tier 2                                                                                      3,838         4,089
                                                                                           13,954        11,364

Supervisory deductions                                                                        310           487

Total                                                                                      13,644        10,877

Capital ratios(1)
Tier 1                                                                                       8.2%          7.2%
Total                                                                                       11.1%         10.7%



(1) The final dividend of EUR 407m has not been taken into account in the calculation of the Tier 1 and Total capital ratios. The Financial Regulator has issued a requirement that a Prudential Filter be applied to proposed final dividends with effect from July 2007. If applied at 31 December 2006, the Tier 1 and Total capital ratios would be 7.9% and 10.8% respectively.


Five year financial summary


 2006 US Summary of consolidated income statement (1)           2006                       Year ended 31 December
      $m                                                                    2005 2004 IFRS        2003       2002
                                                                IFRS        IFRS     EUR m     IR GAAP    IR GAAP
                                                               EUR m       EUR m                 EUR m      EUR m

   3,950 Net interest income                                   2,999       2,530     2,072       1,934      2,351
       - Other finance income                                      -           -         -          12         62
   1,748 Other income                                          1,327       1,117     1,144       1,230      1,514
   5,698 Total operating income                                4,326       3,647     3,216       3,176      3,927
   3,048 Total operating expenses                              2,314       2,011     1,869       1,960      2,318
   2,650 Operating profit before provisions                    2,012       1,636     1,347       1,216      1,609
     137 Provisions                                              104         143       133         177        251
   2,513 Operating profit                                      1,908       1,493     1,214       1,039      1,358
     220 Associated undertakings                                 167         149       132         143          9
         Share of restructuring & integration costs in
          associated undertaking                                   -           -         -        (20)          -
       - Amortisation of goodwill on acquisition of
         associated undertaking                                    -           -         -        (42)          -
    -481 Profit on disposal of property                          365          14         9          32          5
     126 Construction contract income                             96          45         -           -          -
     104 Profit/(loss) on disposal of businesses                  79           5        17       (141)          -
   3,444 Profit before taxation - continuing operations        2,615        1,706    1,372       1,011      1,372
     570 Income tax expense - continuing operations              433          319      267         318        306
   2,874 Profit after taxation - continuing operations         2,182        1,387    1,105         693      1,066
     153 Discontinued operation, net of taxation                 116           46       53           -          -
   3,027 Profit for the period                                 2,298       1,433     1,158         693      1,066
  325.0c Basic earnings per share                             246.8c      151.0c    132.0c       78.8c     119.1c
  322.1c Diluted earnings per share                           244.6c      149.8c    131.5c       78.4c     117.9c




  2006 US Summary of consolidated balance sheet (1)           2006                          Year ended 31 December
       $m                                                                 2005  2004 IFRS         2003        2002
                                                              IFRS        IFRS      EUR m      IR GAAP     IR GAAP
                                                             EUR m       EUR m                   EUR m       EUR m

   208,777 Total assets                                    158,526     133,214    101,109      80,960       85,821
   158,059 Total loans                                     120,015      92,361     67,278      53,326       58,483
   180,216 Total deposits                                  136,839     109,520     82,384      66,195       72,190
     3,514 Dated capital notes                               2,668       2,678      1,923       1,276        1,287
     1,147 Undated loan capital                                871         868        346         357          389
     1,587 Other capital instruments                         1,205         210        497         497          496
     1,721 Minority interests in subsidiaries                1,307       1,248      1,211         158          274
       655 Shareholders' equity: other interests               497         497        182         196          235
    10,678 Ordinary shareholders' equity                     8,108       6,672      5,745       4,942        4,180
    19,302 Total capital resources                          14,656      12,173      9,904       7,426        6,861


Five year financial summary (continued)
                                                                                           Year ended 31 December

                                                               2006       2005     2004          2003        2002
                                                               IFRS       IFRS     IFRS       IR GAAP     IR GAAP
Other financial data(1)                                           %          %        %             %           %
Return on average total assets                                 1.63       1.20     1.22          0.90        1.24
Return on average ordinary shareholders' equity                29.0       20.6     20.7          14.5        23.7
Dividend ratio                                                 29.3       43.5     45.5          66.8        41.5
Average ordinary shareholders' equity
    as a percentage of average total assets                     5.2        5.3      5.7           6.0         5.1
Allowance for loan losses as a percentage
    of total loans to customers at year end                     0.7        0.8      1.2           1.3         1.6
Net interest margin                                            2.26       2.38     2.45          2.72        3.00
Tier 1 ratio                                                    8.2        7.2      8.2           7.1         6.9
Total ratio                                                    11.1       10.7     10.9          10.4        10.1

(1) Up to and including the year ended 31 December 2004,AIB's primary financial statements were prepared in accordance with Irish Generally Accepted Accounting
Principles ('Irish GAAP'). On 1 January 2005, AIB Group implemented the requirements of International Financial Reporting Standards and International
Accounting Standards (collectively, 'IFRS') for the first time and these were used for the purpose of preparing the financial statements for the years ended
31 December 2005 and 31 December 2006. These financial statements have been prepared based on the recognition and measurement requirements of IFRS issued by the International Accounting Standards Board ('IASB') as adopted by the European
Union ('EU').

AIB availed of transitional provisions for IAS 32 'Financial Instruments:
Disclosure and Presentation' ('IAS 32'), IAS 39 'Financial Instruments:
Recognition and Measurement' ('IAS 39') and IFRS 4 'Insurance Contracts' ('IFRS
4') and did not present comparative information in accordance with these standards in its 2005 financial statements. Accordingly, comparative information for 2004 in respect of financial instruments and insurance contracts has been prepared on the basis of the Group's accounting policies under Irish GAAP. Thus the five year trends will not be entirely comparable.

Accounts in sterling, US dollars and Polish zloty


Summary of consolidated income statement                                EUR m      Stg GBP m     US $ m      PLN m
For the year ended 31 December 2006                                            STGGBP 0.6715       US $ PLN 3.8310
                                                                                   = EUR 1     1.3170     = EUR 1
                                                                                              = EUR 1
Operating profit before provisions                                      2,012        1,351      2,650      7,708
Provisions                                                                104           70        137        398
Operating profit                                                        1,908        1,281      2,513      7,310
Associated undertakings                                                   167          112        220        640
Profit on disposal of property                                            365          245        481      1,398
Construction contract income                                               96           65        126        368
Profit on disposal of businesses                                           79           53        104        302
Profit before taxation - continuing operations                          2,615        1,756      3,444     10,018
Income tax expense - continuing operations                                433          291        570      1,658
Profit after taxation - continuing operations                           2,182        1,465      2,874      8,360
Discontinued operation, net of taxation                                   116           78        153        444
Profit for the period                                                   2,298        1,543      3,027      8,804
Minority interests in subsidiaries                                        113           76        149        433
Profit attributable to equity holders of the parent                     2,185        1,467      2,878      8,371
Basic earnings per share                                               246.8c       165.7p     325.0c   945.5PLN
Diluted earnings per share                                             244.6c       164.3p     322.1c   937.1PLN


Summary of consolidated balance sheet
31 December 2006                                                       EUR m  Stg GBP m      US $ m       PLN m
Assets
Trading portfolio financial assets                                     8,953       6,012      11,791      34,299
Derivative financial instruments                                       2,890       1,941       3,806      11,071
Loans and receivables to banks                                        12,900       8,662      16,989      49,420
Loans and receivables to customers                                   107,115      71,928     141,070     410,358
Financial investments available for sale                              19,665      13,205      25,899      75,337
Intangible assets and goodwill                                           550         369         724       2,107
Property, plant and equipment                                            593         398         781       2,272
Disposal group and assets classified as held for sale                     39          26          51         149
Other assets                                                           5,821       3,908       7,666      22,300
                                                                     158,526     106,449     208,777     607,313
Liabilities
Deposits by banks                                                     33,433      22,450      44,031     128,082
Customer accounts                                                     74,875      50,278      98,610     286,846
Derivative financial instruments                                       2,531       1,700       3,333       9,696
Debt securities in issue                                              28,531      19,159      37,575     109,302
Other liabilities                                                      4,500       3,021       5,926      17,239
Subordinated liabilities and other capital instruments                 4,744       3,185       6,248      18,175
Minority interests in subsidiaries                                     1,307         878       1,721       5,007
Shareholders' equity                                                   8,605       5,778      11,333      32,966
                                                                     158,526     106,449     208,777     607,313




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  06 March, 2007                               By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.